Exhibit 99.2
CARDIOME PHARMA CORP. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy — Annual and Special Meeting to be held on May 26,2010 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. “p’oiJj” 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be deposited at the office of Computershare Trust Company of Canada no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! sn* • Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual, mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 19MA10093.E.SEDAR/000001/000001/i

Appointment of Proxyholder I/We being holder(s) of CARDIOME PHARMA CORP. (the “Corporation”) hereby Print the name of the person you are appoint: Robert W. Rieder, Executive Chairman of the Corporation, or, failing him, appointing if this person is someone Curtis Sikorsky, Chief Financial Officer of the Corporation, OR other than the Chairman of the Meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of CARDIOME PHARMA CORP. that will be held to be held at 2nd Floor Boardroom at 6190 Agronomy Rd, Vancouver, BCV6T 1Z3, on May 26, 201 Oat 1:30p.m., Pacific Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT THE BOXES.1. Election of Directors 01. Robert W. Rieder 04. Harold H. Shlevin 07. William L. Hunter 03. Peter W.Roberts 06. Douglas G. Janzen For Withhold For Withhold For Withhold 02. Jackie M. Clegg 05. Richard M. Glickman Fold ES Withhold 2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Apinst 3. Amendment of Incentive Stock Option Plan To pass an ordinary resolution approving the Corporation’s Incentive Stock Option Plan including amendments thereto approved by the directors of the Corporation on April 16,2010, the full text of which resolution is set out in the accompanying Information Circular. Authorized Signature(s) — This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements — Mark this box if you would like to receive interim financial Annual Financial Statements — Mark this box if you would like to statements and accompanying Management’s Discussion and Analysis by mail. receive the Annual Financial Statements and accompanying I—I Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail atwww.computershare.com/mailinglist. 090607 AR1 CFYQFold